UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-10805

ROGERS COMMUNICATIONS INC.

(Translation of registrant’s name into English)

333 Bloor Street East

10th Floor

Toronto, Ontario M4W 1G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Graeme McPhail
Name: Graeme McPhail
Title: Chief Legal and Regulatory Officer and Secretary

Date: June 22, 2020

Exhibit Index

Exhibit Number	Description of Document

99.1	Thirteenth Supplemental Indenture, dated as of June 22, 2020, among Rogers Communications Inc., Rogers Communications Canada Inc. and the Bank of New York Mellon.

Exhibit 99.1 to this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 30, 2020 (File No. 333-237921).